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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 35942

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


02003008

RECEIVED
FEB 27 2002
SEC MAIL PROCESSING
354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

IMPACT Financial Network, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2155 Resort Drive, Suite 108
(No. and Street)

Steamboat Springs	CO	80487
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert John Elko (866) 254-2240
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPICER, JEFFRIES & CO.
(Name — *if individual, state last, first, middle name*)

4155 EAST JEWELL AVENUE, SUITE 307	DENVER	COLORADO	80222
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Albert John Elko, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IMPACT Financial Network, Inc., as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Vice President

Title

Katherine K. Logan
1/9/2003
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control Required By SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IMPACT FINANCIAL NETWORK, INC.

CONTENTS


SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS

4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
IMPACT Financial Network, Inc.

We have audited the accompanying statement of financial condition of IMPACT Financial Network, Inc. as of December 31, 2001, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IMPACT Financial Network, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer, Jeffries & Co.

Denver, Colorado
February 19, 2002

IMPACT FINANCIAL NETWORK, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$	1 091
Deposit with clearing broker		25 094
Commissions receivable		13 127
Receivable from related parties		86 193
Equipment, at cost, net of accumulated depreciation of $1,067		2 133
Other assets		29 599
	$	**157 237**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accounts payable	$	4 400
Commissions payable		1 434
TOTAL LIABILITIES		5 834
CONTINGENCIES (Note 6)		
SHAREHOLDER'S EQUITY (Note 2):		
Common stock, par value $.01 per share; 7,500 shares authorized; 950 shares issued and outstanding		10
Additional paid-in capital		165 980
Retained earnings		(14 587)
TOTAL SHAREHOLDER'S EQUITY		151 403
	$	**157 237**

IMPACT FINANCIAL NETWORK, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

REVENUE:		
Commissions	$	351 138
Other		4 244
Total revenue		355 382
EXPENSES:		
Administrative servives fee (Note 3)		40 076
Clearing charges		94 264
Commissions		61 331
Salaries and payroll taxes		16 256
Marketing and advertising		79 249
Registrations, licenses and assessments		16 060
Occupancy costs		12 865
Professional fees		8 300
Other		26 981
Total expenses		355 382
NET INCOME	$	-

The accompanying notes are an integral part of this statement.

IMPACT FINANCIAL NETWORK, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock Shares	Common Stock Amount	Additional Paid- in Capital	Retained Earnings (Deficit)
BALANCES, DECEMBER 31, 2000	950	$ 10	$ 165 980	$ (14 587)
Net income	-	-	-	-
BALANCES, DECEMBER 31, 2001	**950**	**$ 10**	**$ 165 980**	**$ (14 587)**

The accompanying notes are an integral part of this statement.

IMPACT FINANCIAL NETWORK, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ -
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	457
Increase in deposit with clearing broker	(94)
Inrease in commissions receivable	(9 870)
Increase in other assets	(8 119)
Decrease in accounts payable	(400)
Decrease in commissions payable	(118)
Net cash provided by operating activities	(18 144)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Increase in due from related parties	(96 468)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(114 612)
CASH AND CASH EQUIVALENTS, at beginning of year	115 703
CASH AND CASH EQUIVALENTS, at end of year	**$ 1 091**

IMPACT FINANCIAL NETWORK, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

IMPACT Financial Network, Inc. (the "Company") was incorporated in Florida on March 7, 1986 and is registered as a broker-dealer in securities with the Securities and Exchange Commission. The Company is a wholly-owned subsidiary of Jordan American Holdings, Inc. ("JAHI"). Equity Assets Management, Inc. ("EAM"), another subsidiary of JAHI, provides investment advisory and portfolio management services to individual investors and pooled accounts. Commissions earned from EAM's customer transactions are the primary source of the Company's revenues.

The Company records securities transactions and related revenue and expenses on a settlement date basis, which does not differ materially from trade date.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

For purposes of cash flows, the Company considers money market funds with a maturity of three months or less to be cash equivalents.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the accounting period. Actual results could differ from those estimates.

The Company files a consolidated income tax return with its parent and provides for income taxes as if the Company filed separately.

Certain prior year amounts have been reclassified to conform to the current year financial statement presentation.

IMPACT FINANCIAL NETWORK, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2001, the Company had net capital and net capital requirements of $29,953 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .19 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has an administrative service agreement with its parent. Pursuant to the agreement, the net income of the Company will be paid to its parent in return for administrative services. For the year ended December 31, 2001, the Company paid its parent $40,076 for administrative services. In addition, the Company has a receivable from its parent in the amount of $86,193 at December 31, 2001.

NOTE 4 - INCOME TAXES

The Company has an unused net operating loss carryforward of approximately $14,000 for income tax and financial reporting purposes to offset future taxable income.

The Company utilizes the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between financial reporting and income tax bases of assets and liabilities using enacted income tax rates.

NOTE 5 - STOCK PURCHASE WARRANTS

The Company acquired, at no cost, warrants to subscribe for and purchase from Boston Restaurant Associates, Inc. ("BRAI"), up to 500,000, fully-paid and nonassessable shares of BRAIs common stock. The purchase rights represented by the warrants are exercisable by the Company, in whole or in part, at any time through December 31, 2006, at an exercise price of $3.00 per share.

The Company's management has estimated the value of the Stock Purchase Warrants to be $0 at December 31, 2001. This determination was made considering primarily the current value of the underlying common stock and the current illiquidity of the Stock Purchase Warrants.

NOTE 6 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement, and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's clearing deposit and cash held by this clearing broker could be subject to forfeiture.

The Company's financial instruments, including cash, receivables, deposits, payables and other liabilities are carried at amounts that approximate fair value due to the short term nature of those instruments.

SUPPLEMENTARY INFORMATION

IMPACT FINANCIAL NETWORK, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 DECEMBER 31, 2001

CREDIT:		
Shareholder's equity	$	151 403
DEBITS:		
Nonallowable assets:		
Receivable from related parties		86 193
Other assets		29 599
Commissions receivable		3 329
Equipment, net		2 133
Total debits		121 254
Net capital before haircuts on money market funds		30 149
Haircuts on money market funds		196
NET CAPITAL		29 953
Minimum requirements of 6-2/3% of aggregate indebtedness of $5,834 or $5,000, whichever is greater		5 000
Excess net capital	**$**	**24 953**
AGGREGATE INDEBTEDNESS:		
Accounts payable	$	4 400
Commissions payable		1 434
TOTAL AGGREGATE INDEBTEDNESS	**$**	**5 834**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**.19 to 1**

NOTE: There are no material differences in the above computation of net capital with that included in the Company's corresponding unaudited Form X-17A-5 Part II filing.

See the accompanying Independent Auditors' Report.

SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS
4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
IMPACT Financial Network, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of IMPACT Financial Network, Inc. for the year ended December 31, 2001 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by IMPACT Financial Network, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing organization. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of IMPACT Financial Network, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

In addition, our review indicated that IMPACT Financial Network, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2001, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer, Jeffries & Co.

Denver, Colorado
February 19, 2002